Exhibit 99.1

Baozun Announces Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

SHANGHAI, China, Mar. 22, 2023 -- Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”, the “Company” or the “Group”), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter 2022 Financial Highlights

●	Total net revenues were RMB2,553.2 million (US$[1] 370.2 million), a decrease of 19.5% year-over-year, of which, service revenues were RMB1,780.8 million (US$258.2 million), a decrease of 8.3% year-over-year.

●	Income from operations was RMB124.1 million (US$18.0 million), compared with RMB4.0 million in the same quarter of last year. Operating margin was 4.9%, compared with 0.1% for the same period of 2021.

●	Non-GAAP income from operations[2] was RMB182.6 million (US$26.5 million), an increase of 157.2% year-over-year compared with RMB71.0 million in the same quarter of last year. Non-GAAP operating margin was 7.2%, compared with 2.2% for the same period of 2021.

●	Net loss attributable to ordinary shareholders of Baozun Inc. was RMB284.3 million (US$41.2 million), compared with RMB8.3 million for the same period of 2021.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.[3] was RMB138.3 million (US$20.0 million), an increase of 82.7% year-over-year compared with RMB75.7 million for the same period of 2021.

●	Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per American Depositary Share (“ADS[4]”) were both RMB4.84 (US$0.70), compared with both RMB0.12 for the same period of 2021.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS[5] were RMB2.35 (US$0.34) and RMB2.32 (US$0.34), respectively, compared with RMB1.12 and RMB1.11, respectively, for the same period of 2021.

●	Cash, cash equivalents, restricted cash, and short-term investment totaled RMB3,141.1 million (US$455.4 million), as of December 31, 2022.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, loss on variance from expected contingent acquisition payment, and cancellation fees of repurchased ADSs and returned ADSs.

3 Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are respectively defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income (loss) per ordinary share multiplied by three, respectively.

Fourth Quarter 2022 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[6] was RMB25,558.0 million, a decrease of 1.7% year-over-year.

●	Distribution GMV[7] was RMB867.8 million, a decrease of 37.2% year-over-year, mainly due to sales decline in the Appliances and Electronics categories.

●	Non-distribution GMV[8] was RMB24,690.2 million, relatively flat year-over-year, of which, consignment model GMV was RMB7,427.6 million, a decrease of 4.4%, and service fee model GMV was RMB17,262.6 million, an increase of 2.4% year-over-year, driven by strong volume in the Fast Moving Consumer Goods category.

●	GMV generated from non-TMALL marketplaces and channels accounted for approximately 29.8% of total GMV during the quarter, compared with 26.1% for the same period of 2021.

Fiscal Year 2022 Financial Highlights

●	Total net revenues were RMB8,400.6 million (US$1,218.0 million), a decrease of 10.6% year-over-year, of which, service revenues were RMB5,756.4 million (US$834.6 million), an increase of 4.2% year-over-year.

●	Income from operations was RMB33.3 million (US$4.8 million), compared with RMB7.0 million for the fiscal year of 2021. Operating margin was 0.4%, compared with 0.1% for the fiscal year of 2021.

●	Non-GAAP income from operations was RMB256.1 million (US$37.1 million), an increase of 14.3% year-over-year compared with RMB224.1 million for the fiscal year of 2021. Non-GAAP operating margin was 3.0%, compared with 2.4% for the fiscal year of 2021.

●	Net loss attributable to ordinary shareholders of Baozun Inc. was RMB653.3 million (US$94.7 million), compared with RMB219.8 million for the fiscal year of 2021.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB132.2 million (US$19.2 million), compared with RMB199.6 million for the fiscal year of 2021.

●	Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB10.69 (US$1.55), compared with both of RMB3.05 for the fiscal year of 2021.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB2.16 (US$0.31) and RMB2.13 (US$0.31), respectively, compared with RMB2.77 and RMB2.72, respectively, for the fiscal year of 2021.

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Fiscal Year 2022 Operational Highlights

●	Total GMV was RMB84,274.1 million, an increase of 18.6% year-over-year.

●	Distribution GMV was RMB2,970.0 million, a decrease of 31.5% year-over-year.

●	Non-distribution GMV was RMB81,304.1 million, an increase of 21.9% year-over-year, of which, consignment model GMV was RMB20,688.2 million, a decrease of 11.2%, and service fee model GMV was RMB60,615.9 million, an increase of 39.6% year-over-year.

●	GMV generated from non-TMALL marketplaces and channels accounted for 30.7% of total GMV during the fiscal year of 2022, largely flat year-over-year.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “Despite the tough environment due to COVID-19 in the fourth quarter, we achieved higher operating profits and cash flows. Our diversified category mix with growing value-added services further enhanced our business resilience. While it may take more time for a full recovery in consumer sentiment, we have observed a modest rise in China’s retail industry since February of 2023. We are encouraged by our brand partners’ long-term commitments to further explore and invest into the China market.”

“Looking forward, we see a rapid merging of online and offline commerce, where brands are empowered by technology and digitalization to engage with consumers in a more precise and interactive journey. Reflecting this trend, we are upgrading Baozun into three major business lines -- Baozun e-Commerce (“BEC”), Baozun Brand Management (“BBM”) and Baozun International (“BZI”). We believe BBM and BZI will bring incremental opportunities that provide tangible growth paths over the next five years. With greater business diversification and expanded leadership, we are confident in our roadmap.” Mr. Vincent Qiu concluded.

Mr. Arthur Yu, Chief Financial Officer of Baozun and President of Baozun e-Commerce, commented, “Despite a reduction in revenue, we have delivered significant improvement in operating profits and net income in the fourth quarter of 2022. Highlighting our efforts in deepening penetration of value-added services and enhancing cost optimization, non-GAAP operating profits more than doubled to RMB183 million during the quarter, and grew to RMB256 million for full year 2022. In addition, working capital efficiency improvement contributed to a new record in annual operating cash flows in 2022. We are confident that our technology-driven operational efficiencies and financial discipline set a solid foundation for us to pursue incremental growth opportunities in BBM and BZI. Meanwhile for BEC, we will keep focusing on greater value-added service penetration and high-quality business developments to drive earnings growth.”

Fourth Quarter 2022 Financial Results

Total net revenues were RMB2,553.2 million (US$370.2 million), a decrease of 19.5% from RMB3,172.9 million in the same quarter of last year. The decrease in total net revenue was mainly due to a 37.2% decline in produce sales, soft consumption demand during the fourth quarter of 2022, and a surge in COVID-19 cases in China that resulted in supply chain and logistics disruptions in December 2022.

Product sales revenue was RMB772.4 million (US$112.0 million), a decrease of 37.2% from RMB1,230.0 million in the same quarter of last year. The decrease was primarily attributable to the Company’s optimization of its product portfolio in distribution model, especially in the category of Electronics, amid a general decline in consumption sentiment in China, especially for personal-care Appliances during the quarter from weaker macro environment and COVID-19 outbreak.

Services revenue was RMB1,780.8 million (US$258.2 million), a decrease of 8.3% from RMB1,942.9 million in the same quarter of last year. The decrease was primarily due to the general decline in consumption sentiment in China during the quarter from weaker macro environment and COVID-19 outbreak during the quarter, especially in categories of other Apparel and accessories, as well as a revenue reduction of RMB82.5 million from warehousing and fulfillment due to the disposal of a loss-making subsidiary during the third quarter of 2022.

The following table sets forth a breakdown of total net revenues by segments and business models for the periods indicated:

	For the three months ended December 31,
	2021		2022
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Online store operations	1,758.6	56%	1,286.8	186.6	50%	-27%
Product sales	1,230.0	39%	772.4	112.0	30%	-37%
Services	528.6	17%	514.4	74.6	20%	-3%
Warehousing and fulfillment	864.0	27%	752.5	109.1	29%	-13%
Digital marketing and IT solutions	550.3	17%	513.9	74.5	21%	-7%
Total net revenues	3,172.9	100%	2,553.2	370.2	100%	-20%

Breakdown of total net revenues of online store operations by key categories 9 of product sales and services for the periods indicated:

9 Key categories refer to the categories that accounted for no less than 10% of product sales revenues and services revenue, respectively, during the periods indicated.

	For the three months ended December 31,
	2021		2022
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Product Sales
Appliances	613.8	20%	387.0	56.2	15%	-37%
Beauty and cosmetics	122.0	4%	92.8	13.5	4%	-24%
Home and furnishing	76.4	2%	83.8	12.1	3%	10%
Fast moving consumer goods	62.1	2%	81.0	11.7	3%	30%
Electronics	251.8	8%	60.8	8.8	2%	-76%
Others	103.9	3%	67.0	9.7	3%	-36%
Total net revenues from product sales	1,230.0	39%	772.4	112.0	30%	-37%

Services
Apparel and accessories	364.0	11%	366.8	53.2	14%	1%
- Luxury	104.5	3%	132.5	19.2	5%	27%
- Sportswear	120.9	4%	121.5	17.6	5%	0%
- Other apparel	138.6	4%	112.8	16.4	4%	-19%
Others	164.6	6%	147.6	21.4	6%	-10%
Total net revenues from Services	528.6	17%	514.4	74.6	20%	-3%
Total net revenues from online store operations	1,758.6	56%	1,286.8	186.6	50%	-27%

Total operating expenses were RMB2,429.1 million (US$352.2 million), compared with RMB3,168.9 million in the same quarter of last year.

●	Cost of products was RMB643.3 million (US$93.3 million), compared with RMB1,043.6 million in the same quarter of last year. The decrease was primarily due to the decline in product sales revenue, partially offset by an improvement in product sales gross margin.

●	Fulfillment expenses were RMB789.5 million (US$114.5 million), compared with RMB958.9 million in the same quarter of last year. The decrease was primarily due to the decline in warehouse and logistics revenue, a reduction of RMB85.4 million in freight expenses resulting from the Company’s divesture of a subsidiary of its warehouse and supply chain businesses in the third quarter of 2022, and additional savings in customer services expenses resulting from the Company’s expanding use of regional service centers.

●	Sales and marketing expenses were RMB787.7 million (US$114.2 million), compared with RMB895.4 million in the same quarter of last year. The decrease was mainly due to the decline in GMV generated during the quarter, less revenue from digital marketing during the quarter, as well as efficiency improvement in staff cost to serve the Company’s brand partners.

●	Technology and content expenses were RMB112.1 million (US$16.3 million), compared with RMB126.1 million in the same quarter of last year, the decrease was mainly due to the Company’s cost control initiatives and efficiency improvements, which was partially offset by the Company’s ongoing investment in technological innovation and productization.

●	General and administrative expenses were RMB91.5 million (US$13.3 million), compared with RMB157.1 million in the same quarter of last year. The decrease was primarily due to higher general and administrative expenses in the same quarter of last year, due to an accelerated amortization of leasehold as the Company moved to its new headquarters in October 2021, along with the Company’s effective cost control initiatives and efficiency improvements during the quarter, partially offset by increased professional fees related to the acquisition of Gap Greater China during the fourth quarter of 2022.

●	Impairment of goodwill in the year ended December 31, 2022 was RMB13.2 million (US$1.9 million). Impairment recorded in this quarter represents the amount by which the carrying value of certain reporting units exceeds their fair value, based on an annual goodwill impairment assessment.

Income from operations was RMB124.1 million (US$18.0 million), compared with RMB4.0 million in the same quarter of last year. Operating margin was 4.9%, compared with 0.1% in the same quarter of last year.

Non-GAAP income from operations was RMB182.6 million (US$26.5 million), compared with RMB71.0 million in the same quarter of last year. Non-GAAP operating margin was 7.2%, compared with 2.2% in the same quarter of last year.

Unrealized investment gain was RMB5.0 million (US$0.7 million), compared with RMB21.0 million unrealized investment loss in the same quarter of last year. The unrealized investment loss of the same quarter last year was related to the decrease in the trading price of iClick Interactive Asia Group Limited, or iClick Interactive, a public company listed on the Nasdaq Global Market that the Company invested in January 2021, during the periods, while the unrealized investment gain was related to the increase in the trading price of Lanvin Group, a company successfully listed on the New York stock exchange in December 2022 that the Company invested in June 2021.

Loss on disposal of subsidiaries and investment in equity investee was RMB7.5 million (US$1.1 million), compared with a gain of RMB0.2 million on disposal of subsidiaries and investment in equity investee in the same quarter of last year.

Fair value loss on derivative liabilities was due to changes in fair value of the derivative liabilities in connection with the 30% equity interest of Baotong Inc., a subsidiary of the Company, that the Company issued to Cainiao Smart Logistics Investment Limited. In the quarter ended December 31, 2022, the Company incurred a loss of RMB364.8 million (US$52.9 million).

Exchange gain was RMB1.5 million (US$0.2 million), due to exchange rate fluctuation between Renminbi and U.S. dollar in the quarter ended December 31, 2022, compared to RMB26.7 million in the same quarter last year.

Net loss attributable to ordinary shareholders of Baozun Inc. was RMB284.3 million (US$41.2 million), compared with RMB8.3 million in the same quarter of last year.

Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB4.84 (US$0.70), compared with both RMB0.12 for the same period of 2021.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB138.3 million (US$20.0 million), an improvement of 82.7% year-over-year compared with RMB75.7 million in the same quarter of last year.

Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB2.35 (US$0.34) and RMB2.32 (US$0.34), respectively, compared with RMB1.12 and RMB1.11 for the same period of 2021.

Fiscal Year 2022 Financial Results

Total net revenues were RMB8,400.6 million (US$1,218.0 million), a decrease of 10.6% from RMB9,396.3 million in the fiscal year of 2021. The decrease in total net revenue was mainly due to a reduction in revenue from online store operations, primarily due to lower product sales revenue, and partially offset by higher value-added services revenue in digital marketing and IT solutions.

Product sales revenue was RMB2,644.2 million (US$383.4 million), a decrease of 31.7% from RMB3,873.6 million in the fiscal year of 2021. The decrease was primarily attributable to the Company’s optimization of its product portfolio in distribution model, and weaker macro environment and a decline in consumption sentiment in China in 2022, resulting in sales contraction in Electronics and Appliances categories under the distribution model.

Services revenue was RMB5,756.4 million (US$834.6 million), an increase of 4.2% from RMB5,522.7 million in the fiscal year of 2021. The increase was primarily attributable to higher revenue contribution from value-added services, especially in digital marketing and IT solutions.

The following table sets forth a breakdown of total net revenues by segments and business models for the periods indicated:

	For the year ended December 31,
	2021		2022
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Online store operations	5,452.9	58%	4,268.3	618.9	51%	-22%
Product sales	3,873.6	41%	2,644.2	383.4	32%	-32%
Services	1,579.3	17%	1,624.1	235.5	19%	3%
Warehousing and fulfillment	2,321.6	25%	2,380.9	345.2	28%	3%
Digital marketing and IT solutions	1,621.8	17%	1,751.4	253.9	21%	8%
Total net revenues	9,396.3	100%	8,400.6	1,218.0	100%	-11%

Breakdown of total net revenues of online store operations by key categories of product sales and services for the periods indicated:

	For the year ended December 31,
	2021		2022
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Product Sales
Appliances	1,835.2	20%	1,313.8	190.5	16%	-28%
Electronics	809.2	8%	332.2	48.2	4%	-59%
Beauty and cosmetics	363.0	4%	311.9	45.2	4%	-14%
Others	866.2	9%	686.3	99.5	8%	-21%
Total net revenues from product sales	3,873.6	41%	2,644.2	383.4	32%	-32%
Services
Apparel and accessories	1,056.1	11%	1,107.3	160.5	13%	5%
- Luxury	307.5	3%	392.1	56.9	5%	28%
- Sportswear	408.6	4%	373.5	54.1	4%	-9%
- Other apparel	340.0	4%	341.7	49.5	4%	0%
Others	523.2	6%	516.8	75.0	6%	-1%
Total net revenues from Services	1,579.3	17%	1,624.1	235.5	19%	3%
Total net revenues from online store operations	5,452.9	58%	4,268.3	618.9	51%	-22%

Total operating expenses were RMB8,367.3 million (US$1,213.2 million), compared with RMB9,389.2 million in the fiscal year of 2021.

●	Cost of products was RMB2,256.0 million (US$327.1 million), compared with RMB3,276.6 million in the fiscal year of 2021. The decrease was primarily due to the decline in product sales revenue in 2022.

●	Fulfillment expenses were RMB2,719.7 million (US$394.3 million), compared with RMB2,661.1 million in the fiscal year of 2021. The increase was in line with the growth of warehouse and logistic revenue.

●	Sales and marketing expenses were RMB2,674.4 million (US$387.7 million), compared with RMB2,549.8 million in the fiscal year of 2021. The increase was mainly due to higher cost for front-end staff, and growth in digital marketing revenue and services.

●	Technology and content expenses were RMB428.0 million (US$62.0 million) compared with RMB448.4 million in the fiscal year of 2021. The decrease was mainly due to the Company’s cost control initiatives and efficiency improvements, which was partially offset by the Company’s ongoing investment in technological innovation and productization.

●	General and administrative expenses were RMB371.5 million (US$53.9 million), compared with RMB525.8 million in the fiscal year of 2021. The decrease was primarily due to higher cost occurred in the same period of last year, which was primarily due to higher rental and an accelerated amortization of leasehold as the Company moved to its new headquarters in 2021, less write-down of account receivable, and the Company’s effective cost control initiatives and efficiency improvements in 2022.

●	Impairment of goodwill in the quarter ended December 31, 2022 was RMB13.2 million (US$1.9 million). Impairment recorded in this year represents the amount by which the carrying value of certain reporting units exceeds their fair value, based on an annual goodwill impairment assessment.

Income from operations was RMB33.3 million (US$4.8 million), compared with RMB7.0 million in the fiscal year of 2021. Operating margin was 0.4%, compared with 0.1% in the fiscal year of 2021.

Non-GAAP income from operations was RMB256.1 million (US$37.1 million), compared with RMB224.1 million in the fiscal year of 2021. Non-GAAP operating margin was 3.0%, compared with 2.4% in the fiscal year of 2021.

Unrealized investment loss was RMB97.8 million (US$14.2 million), compared with RMB210.0 million in the fiscal year of 2021. The unrealized investment loss in both periods were related to the decrease in the trading price of iClick Interactive, a public company listed on the Nasdaq Global Market that the Company invested in January 2021, in the periods. The unrealized investment loss in the fiscal year 2022 was partially offset by the unrealized investment gain RMB4.2 million, which was related to the increase in the trading price of Lanvin Group, a company successfully listed on the New York stock exchange in December 2022 that the Company invested in June 2021.

Loss on disposal of subsidiaries and investment in equity investee was RMB107.0 million (US$15.5 million), compared with gain on disposal of subsidiaries and investment in equity investee of RMB0.2 million in the fiscal year of 2021. During the third quarter of 2022, the Company disposed a loss-making subsidiary of its warehouse and supply chain businesses, resulting in RMB91.1 million loss.

Fair value loss on derivative liabilities was due to changes in fair value of the derivative liabilities in connection with the 30% equity interest of Baotong Inc., a subsidiary of the Company, that the Company issued to Cainiao Smart Logistics Investment Limited. In the fiscal year ended December 31, 2022, the Company incurred a loss of RMB364.8 million (US$52.9 million).

Exchange loss was RMB32.4 million (US$4.7 million), due to exchange rate fluctuation between Renminbi and U.S. dollar in the fiscal year ended December 31, 2022, compared to net exchange gains of RMB46.2 million in fiscal year of 2021.

Net loss attributable to ordinary shareholders of Baozun Inc. was RMB653.3 million (US$94.7 million), compared with RMB219.8 million in the fiscal year of 2021.

Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB10.69 (US$1.55), compared with both of RMB3.05 in the fiscal year of 2021.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB132.2 million (US$19.2 million), compared with RMB199.6 million in the fiscal year of 2021.

Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB2.16 (US$0.31) and RMB2.13 (US$0.31), respectively, compared with RMB2.77 and RMB2.72 in the fiscal year of 2021.

As of December 31, 2022, the Company had RMB3,141.1 million (US$455.4 million) in cash, cash equivalents, restricted cash, and short-term investment, compared with RMB4,699.8 million as of December 31, 2021. The decrease in cash position was mainly due to the Company’s repurchase of its 1.625% convertible senior notes due 2024 totaling RMB1,760.0 million, cumulative share repurchases of RMB446.6 million during the fiscal year of 2022, partially offset by stronger operating cash flow of RMB367.1 million in 2022.

Supplemental Information

Update in Share Repurchase Programs

The Company repurchased approximately 8.1 million of ADSs for approximately US$68.0 million under its share repurchase programs for fiscal year 2022. As of December 31, 2022, the Company has an un-utilized amount of US$22 million under its approved share repurchase program.

Strategic Investment in Branded Lifestyle Trading Asia Limited

In February 2023, Baozun made a minority strategic investment of 10% interest in Branded Lifestyle Asia Limited (”BLA”) in total consideration of US$14 million, in an all cash transaction. BLA is a leading premium fashion retailer with strong brand portfolio, including Suhyang networks and Roots in South Korea and Taiwan respectively. BLA is majority owned by the Fung Group, who is a global leader in trading, logistics, distribution, retail and brand management. Post the investment, Baozun owns a board seat of BLA.

In addition, Baozun entered into a strategic cooperation framework agreement, pursuant to which Baozun become the preferred strategic service provider of BLA for e-commerce explorations in Asia outside the PRC. Besides, two parties will jointly set up a strategic technology committee to support development of an enterprise-wide technology strategy, covering proposals for ERP, technologies, systems and platforms suitable for BLA.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Wednesday, March 22, 2023 (7:30 p.m. Beijing time on the same day).All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete.

Participants can register for the conference call by navigating to https://register.vevent.com/register/BI40a7e2607c654dada25581624fd87288. Once preregistration has been completed, participants will receive dial-in numbers and a unique access pin.

To join the conference, simply dial the number you received after preregistering, enter your personal PIN, and you will join the conference instantly.

A live webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com. An archived webcast will be available through the same link following the call.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, loss on variance from expected contingent acquisition payment, and cancellation fees of repurchased ADSs and returned ADSs. The Company defines non-GAAP operating margin as non-GAAP income (loss) from operations as a percentage of total net revenues. The Company defines non-GAAP net income (loss) as net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss. The Company defines non-GAAP net margin as non-GAAP net income (loss) as a percentage of total net revenues. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. It serves more than 400 brands from various industries and sectors around the world, including East and Southeast Asia, Europe and North America.

Baozun Inc. comprises three major business lines -- Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success”, Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	4,606,545	2,144,020	310,854
Restricted cash	93,219	101,704	14,746
Short-term investments	-	895,425	129,824
Accounts receivable, net	2,260,918	2,292,678	332,407
Inventories, net	1,073,567	942,997	136,722
Advances to suppliers	527,973	372,612	54,024
Prepayments and other current assets	572,774	554,415	80,382
Amounts due from related parties	68,984	93,270	13,523
Total current assets	9,203,980	7,397,121	1,072,482

Non-current assets
Investments in equity investees	330,788	269,693	39,102
Property and equipment, net	652,886	694,446	100,685
Intangible assets, net	395,210	310,724	45,051
Land use right, net	40,516	39,490	5,726
Operating lease right-of-use assets	1,095,570	847,047	122,810
Goodwill	397,904	336,326	48,763
Other non-current assets	87,926	65,114	9,441
Deferred tax assets	114,200	162,509	23,562
Total non-current assets	3,115,000	2,725,349	395,140

Total assets	12,318,980	10,122,470	1,467,622

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	2,288,465	1,016,071	147,316
Accounts payable	494,079	474,732	68,830
Notes payable	529,603	487,837	70,730
Income tax payables	127,990	46,828	6,789
Accrued expenses and other current liabilities	984,519	1,025,540	148,689
Derivative liabilities	-	364,758	52,885
Amounts due to related parties	73,794	30,434	4,413
Current operating lease liabilities	278,176	235,445	34,136
Total current liabilities	4,776,626	3,681,645	533,788

Non-current liabilities
Deferred tax liabilities	51,525	28,082	4,072
Long-term operating lease liabilities	883,495	673,955	97,714
Other non-current liabilities	125,985	62,450	9,054
Total non-current liabilities	1,061,005	764,487	110,840

Total liabilities	5,837,631	4,446,132	644,628

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
Redeemable non-controlling interests	1,421,680	1,438,082	208,502

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 195,493,754 and 163,100,873 shares issued and outstanding as of December 31, 2021 and December 31, 2022, respectively)	125	116	17
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2021 and December 31, 2022, respectively)	8	8	1
Additional paid-in capital	4,959,646	5,129,103	743,650
Treasury shares	(385,942)	(832,578)	(120,712)
Retained earnings	425,125	(228,165)	(33,081)
Accumulated other comprehensive income	(102,603)	15,678	2,276

Total Baozun Inc. shareholders' equity	4,896,359	4,084,162	592,151

Non-controlling interests	163,310	154,094	22,341

Total equity	5,059,669	4,238,256	614,492

Total liabilities, redeemable non-controlling interests and equity	12,318,980	10,122,470	1,467,622

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Product sales	1,230,025	772,375	111,984	3,873,589	2,644,214	383,375
Services	1,942,853	1,780,789	258,190	5,522,667	5,756,417	834,602
Total net revenues	3,172,878	2,553,164	370,174	9,396,256	8,400,631	1,217,977

Operating expenses (1)
Cost of products	(1,043,606)	(643,311)	(93,271)	(3,276,571)	(2,255,950)	(327,082)
Fulfillment(2)	(958,863)	(789,459)	(114,461)	(2,661,126)	(2,719,749)	(394,327)
Sales and marketing (2)	(895,397)	(787,684)	(114,203)	(2,549,842)	(2,674,358)	(387,745)
Technology and content(2)	(126,060)	(112,146)	(16,260)	(448,410)	(427,954)	(62,047)
General and administrative(2)	(157,148)	(91,508)	(13,267)	(525,802)	(371,470)	(53,858)
Other operating income, net	12,197	8,167	1,184	72,516	95,292	13,816
Impairment of goodwill	-	(13,155)	(1,907)	-	(13,155)	(1,907)
Total operating expenses	(3,168,877)	(2,429,096)	(352,185)	(9,389,235)	(8,367,344)	(1,213,150)
Income from operations	4,001	124,068	17,989	7,021	33,287	4,827
Other income (expenses)
Interest income	9,074	21,073	3,055	62,943	45,816	6,643
Interest expense	(16,102)	(13,647)	(1,979)	(56,847)	(56,917)	(8,252)
Unrealized investment loss	(21,024)	5,037	730	(209,956)	(97,827)	(14,184)
Gain (loss) on disposal of subsidiaries and investment in equity investee	150	(7,511)	(1,089)	150	(107,032)	(15,518)
Gain on repurchase of 1.625% convertible senior notes due 2024	-	-	-	-	7,907	1,146
Impairment loss of investments	-	-	-	(3,541)	(8,400)	(1,218)
Exchange gain (loss)	26,726	1,460	212	46,226	(32,384)	(4,695)
Fair value loss on derivative liabilities	-	(364,758)	(52,885)	-	(364,758)	(52,885)
Income (loss) before income tax	2,825	(234,278)	(33,967)	(154,004)	(580,308)	(84,136)
Income tax expense (3)	(1,818)	(15,600)	(2,262)	(55,259)	(26,480)	(3,839)
Share of income (loss) in equity method investment, net of tax of nil	2,086	(6,573)	(953)	3,300	(3,586)	(520)
Net income (loss)	3,093	(256,451)	(37,182)	(205,963)	(610,374)	(88,495)
Net loss (income) attributable to noncontrolling interests	689	(3,652)	(529)	(1,505)	843	122
Net income attributable to redeemable noncontrolling interests	(12,127)	(24,166)	(3,504)	(12,362)	(43,759)	(6,344)
Net loss attributable to ordinary shareholders of Baozun Inc.	(8,345)	(284,269)	(41,215)	(219,830)	(653,290)	(94,717)

Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.04)	(1.61)	(0.23)	(1.02)	(3.56)	(0.52)
Diluted	(0.04)	(1.61)	(0.23)	(1.02)	(3.56)	(0.52)
Net loss per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.12)	(4.84)	(0.70)	(3.05)	(10.69)	(1.55)
Diluted	(0.12)	(4.84)	(0.70)	(3.05)	(10.69)	(1.55)
Weighted average shares used in calculating net loss per ordinary share
Basic	202,916,914	176,341,513	176,341,513	216,370,290	183,274,855	183,274,855
Diluted	202,916,914	176,341,513	176,341,513	216,370,290	183,274,855	183,274,855

Net income (loss)	3,093	(256,451)	(37,182)	(205,963)	(610,374)	(88,495)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(21,355)	(39,718)	(5,759)	(53,847)	118,281	17,149
Comprehensive loss	(18,262)	(296,169)	(42,941)	(259,810)	(492,093)	(71,346)

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB11.1 million and RMB8.5 million for the three months period ended December 31, 2021 and 2022, respectively. Including amortization of intangible assets resulting from business acquisition, which amounted to RMB20.5 million and RMB39.4 million for the year ended December 31, 2021 and 2022, respectively.

(3) Including income tax benefits of RMB1.9 million and RMB1.6 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended December 31, 2021 and 2022, respectively. Including income tax benefits of RMB3.7 million and RMB7.9 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the year ended December 31, 2021 and 2022, respectively.

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Fulfillment	5,303	805	117	16,845	13,730	1,991
Sales and marketing	26,559	1,709	248	89,275	57,548	8,344
Technology and content	10,331	1,476	214	38,001	22,512	3,264
General and administrative	13,772	9,700	1,406	52,426	48,591	7,044
	55,965	13,690	1,985	196,547	142,381	20,643

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB11.1 million and RMB8.5 million for the three months period ended December 31, 2021 and 2022, respectively. Including amortization of intangible assets resulting from business acquisition, which amounted to RMB20.5 million and RMB39.4 million for the year ended December 31, 2021 and 2022, respectively.

(3) Including income tax benefits of RMB1.9 million and RMB1.6 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended December 31, 2021 and 2022, respectively. Including income tax benefits of RMB3.7 million and RMB7.9 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the year ended December 31, 2021 and 2022, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	4,001	124,068	17,989	7,021	33,287	4,827
Add: Share-based compensation expenses	55,965	13,690	1,985	196,547	142,381	20,643
Amortization of intangible assets resulting from business acquisition	11,056	8,511	1,234	20,536	39,431	5,717
Acquisition-related expenses	-	13,694	1,985	-	13,694	1,985
Impairment of goodwill	-	13,155	1,907	-	13,155	1,907
Loss on variance from expected contingent acquisition payment	-	9,495	1,377	-	9,495	1,377
Cancellation fees of repurchased ADSs and returned ADSs[10]	-	-	-	-	4,650	674
Non-GAAP income from operations	71,022	182,613	26,477	224,104	256,093	37,130

Net income (loss)	3,093	(256,451)	(37,182)	(205,963)	(610,374)	(88,495)
Add: Share-based compensation expenses	55,965	13,690	1,985	196,547	142,381	20,643
Amortization of intangible assets resulting from business acquisition	11,056	8,511	1,234	20,536	39,431	5,717
Acquisition-related expenses	-	13,694	1,985	-	13,694	1,985
Impairment of goodwill and investments	-	13,155	1,907	-	21,555	3,125
Loss on variance from expected contingent acquisition payment	-	9,495	1,377	-	9,495	1,377
Cancellation fees of repurchased ADSs and returned ADSs	-	-	-	-	4,650	674
Fair value loss on derivative liabilities	-	364,758	52,885	-	364,758	52,885
Loss on disposal of subsidiaries and investment in equity investee	-	7,511	1,089	-	107,032	15,518
Unrealized investment loss	21,024	(5,037)	(730)	209,956	97,827	14,184
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(1,853)	(1,640)	(238)	(3,686)	(7,880)	(1,142)
Non-GAAP net income	89,285	167,686	24,312	217,390	182,569	26,471

Net loss attributable to ordinary shareholders of Baozun Inc.	(8,345)	(284,269)	(41,215)	(219,830)	(653,290)	(94,717)
Add: Share-based compensation expenses	55,965	13,690	1,985	196,547	142,381	20,643
Amortization of intangible assets resulting from business acquisition	8,348	6,537	948	15,574	30,076	4,361
Acquisition-related expenses	-	13,694	1,985	-	13,694	1,985
Impairment of goodwill and investments	-	13,155	1,907	-	21,555	3,125
Loss on variance from expected contingent acquisition payment	-	9,495	1,377	-	9,495	1,377
Cancellation fees of repurchased ADSs and returned ADSs	-	-	-	-	4,650	674
Fair value loss on derivative liabilities	-	364,758	52,885	-	364,758	52,885
Loss on disposal of subsidiaries and investment in equity investee	-	7,511	1,089	-	107,032	15,518
Unrealized investment loss	21,024	(5,037)	(730)	209,956	97,827	14,184
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(1,311)	(1,252)	(182)	(2,645)	(5,972)	(866)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	75,681	138,282	20,049	199,602	132,206	19,169

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	1.12	2.35	0.34	2.77	2.16	0.31
Diluted	1.11	2.32	0.34	2.72	2.13	0.31
Weighted average shares used in calculating net income per ordinary share
Basic	202,916,914	176,341,513	176,341,513	216,370,290	183,274,855	183,274,855
Diluted	205,037,261	178,885,101	178,885,101	219,871,884	185,897,231	185,897,231

10 The Company repurchased approximately 8.1 million of ADSs under its share repurchase programs for fiscal year 2022 which leading to the cancellation fees of the agents.